Prospectus Supplement
(To Prospectus dated June 17, 1992)

                   Minnesota Mining and Manufacturing Company

                                   $41,668,000
                      Floating Rate Notes due May 22, 2037

                                Issue Price: 100%

         Interest on the Floating Rate Notes due May 22, 2037 (the "Notes") issued by Minnesota Mining and Manufacturing Company ("3M") is payable monthly in arrears on the 22nd day of each month, commencing June 22, 1997. The interest rate on the Notes for each Interest Payment Period will be subject to adjustment as described herein and will be payable at a rate per annum equal to the Commercial Paper Rate minus 0.25%. Interest will be computed on the basis of a 360-day year and the actual number of days in the applicable Interest Payment Period. See "Description of the Notes - Interest and Maturity".

         The Notes will not be redeemable prior to May 22, 2007. The Notes will not be redeemable at the option of 3M at any time prior to May 22, 2037. On May 22, 2007 and on every third anniversary thereafter, the Notes will be redeemable at the option of the Holders in whole or in part upon at least 15 calendar days' notice but not more than 30 calendar days' notice. See "Description of the Notes
- Redemption Provisions" herein. The Notes will be denominated in principal amounts of $1,000 or greater multiples thereof. The Notes will not be subject to a sinking fund.

         The Notes will be represented by one or more Global Notes registered in the name of the nominee of The Depository Trust Company, as Depositary ("DTC"). Interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Settlement for the Notes will be made in immediately available funds. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Notes will therefore settle in immediately available funds.

            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
               THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION NOR HAS THE SECURITIES AND
                   EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
        THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.
                       ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

         It is expected that delivery of the Notes will be made through the facilities of The Depository Trust Company on or about May 22, 1997. As May 22, 1997 is the fourth business day following the date of this Prospectus Supplement, purchasers of the Notes should be aware that the trading of the Notes on the date of this Prospectus Supplement may be affected by such 4-day settlement.

             The date of this Prospectus Supplement is May 16, 1997.





                            DESCRIPTION OF THE NOTES


General

         The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made.

         The Notes will be issued pursuant to the Indenture dated as of June 1, 1989 (such Indenture, as supplemented from time to time, being herein called the "Indenture"). The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the Indenture, including the definitions therein of certain terms.

         The Notes will represent senior, unsubordinated debt of the Company and will rank equally with all other unsecured and unsubordinated debt of the Company. The Notes constitute a separate series of Debt Securities for purposes of the Indenture. The Notes are limited to an aggregate initial offering price of $41,668,000.

Interest and Maturity

         The Notes will mature on May 22, 2037 (the "Maturity Date") and will be subject to redemption as set forth below under "Redemption Provisions". The Notes will not be subject to a sinking fund. The Notes are issuable and transferable only in fully registered form, without coupons, in denominations of $1,000. The Notes will bear interest from May 22, 1997, and interest will be payable monthly in arrears on the 22nd day of each month (each an "Interest Payment Date") to the persons in whose names the Notes are registered at the close of business on the fifteenth calendar day prior to the Interest Payment Date (each a "Record Date").

         In any case in which an Interest Payment Date or the Maturity Date is not a Business Day, the Interest Payment Date or Maturity Date, as the case may be, will become the next succeeding Business Day. The term "Business Day" shall mean any day other than a Saturday or Sunday or a day on which banking institutions in New York City are authorized or required by law or executive order to close. The "Interest Payment Period" with respect to a Note is each successive period from and including an Interest Payment Date in respect of such Note up to but excluding the next succeeding Interest Payment Date, except that the initial Interest Payment Period commences on May 22, 1997.

         The interest rate for each Interest Payment Period will be the Commercial Paper Rate minus 0.25%, as determined by the Calculation Agent.

         The "Commercial Paper Rate" will be computed as the unweighted average (arithmetic mean) of the daily resets for each Business Day during the Interest Payment Period (provided, however, that the rate for the last two Business Days of an Interest Payment Period shall be deemed to be the rate applicable to the third Business Day prior to the next Interest Payment Date) of the Money Market Yield (calculated as described below) of the per annum rate (quoted on a bank discount basis) for commercial paper having an Index Maturity of one month as published by the Board of Governors of the Federal Reserve System in "Statistical Release H.15(519), Selected Interest Rates" or any successor publication of the Board of Governors of the Federal Reserve System ("H.15(519)") under the heading "Commercial Paper" (with a specified Index Maturity of one month being deemed to be equivalent to a specified Index Maturity of 30 days). In the event that such rate is not published in H.15(519) prior to 3:00 p.m., New York City time, on the relevant Business Day, then the rate for that Business Day shall be the Money Market Yield of the rate set forth for commercial paper having an Index Maturity of one month as published by the Federal Reserve Bank of New York in its daily statistical release, "Composite 3:30 p.m. Quotations for U.S. Government Securities" or any successor publication published by the Federal Reserve Bank of New York ("Composite Quotations") under the heading "Commercial Paper". If by 3:00 p.m., New York City time, on such Business Day such rate is not yet published in either H.15(519) or Composite Quotations, the rate with respect to such Business Day shall be calculated by the Calculation Agent and shall be the Money Market Yield of the arithmetic mean of the offered per annum rates (quoted on a bank discount basis), as of 11:00 a.m., New York City time, on such Business Day, of three leading dealers of commercial paper in the City of New York selected by the Calculation Agent for commercial paper having an Index Maturity of one month placed for an industrial issuer whose bond rating is "AA", or the equivalent, from a nationally recognized rating agency; provided, however, that if fewer than three dealers selected as aforesaid by the Calculation Agent are quoting as mentioned in this sentence, the rate with respect to such Business Day will be the offered rate for U.S. dollar deposits having a maturity of one month that appears on Reuters Screen ISDA Page as of 11:00 a.m., London time, on such Business Day, less 0.10%.

         "Money Market Yield" shall be a yield (expressed as a percentage) calculated in accordance with the following formula:


           Money Market Yield  = 100 x (360 x D)/[360 - (D x M)]

where "D" refers to the per annum rate for commercial paper quoted on a bank discount basis and expressed as a decimal; and "M" refers to the actual number of days in the period for which interest is being calculated.

         3M has agreed that, so long as any of the Notes remain outstanding, it will maintain under appointment an agent (the "Calculation Agent"), initially Citibank, N.A., to calculate the rate of interest payable on the Notes in respect of each Interest Payment Period. If the Calculation Agent is unable or unwilling to continue to act as such, or if the Calculation Agent fails to establish the applicable rate of interest for any Interest Payment Period, or if 3M removes the Calculation Agent, 3M will appoint the office of another bank to act as the Calculation Agent.

Redemption Provisions

         The Notes will not be redeemable prior to May 22, 2007. On May 22, 2007, and on every third anniversary thereafter (each such date, a "Redemption Date"), the Notes will be redeemable at the option of the Holders of the Notes in whole or in part upon at least 15 calendar days' notice but not more than 30 calendar days' notice at a Redemption Price equal to the principal amount of the Notes, plus accrued interest, if any, to the Redemption Date. To exercise the redemption option, a Holder must deliver a notice of exercise of such option to the Company at the Corporate Trust Office of the Trustee (or other such location of which the Company shall notify Holders) no earlier than April 22 and no later than May 7 of the year in which redemption is being requested. The redemption option may be exercised by a Holder for less than the entire principal amount of the Notes held by such Holder, so long as the principal amount that is to be redeemed is equal to $1,000 or any integral multiple thereof. The Redemption Price payable in connection with the exercise of the redemption option shall be payable to the Holder so exercising such option on the applicable Redemption Date.


LEGAL MATTERS


         The legality of the Notes offered hereby will be passed upon for 3M by Gregg M. Larson, Assistant General Counsel and Assistant Secretary.